Date            7 April, 2000
Number          33/00

BHP IRON ORE TO PURSUE LEGAL RULING

The Broken Hill Proprietary Company Limited (BHP) today welcomed the Federal Court dismissal of two of three grounds on which an interim injunction was granted preventing the Company from continuing to offer individual contracts to employees at BHP Iron Ore (BHPIO). These issues related to claims that BHP IO discriminated against union members or that it was in breach of its existing contractual obligations.

However the Company expressed disappointment in the court ruling not to lift the interim injunction.

BHP WA Iron Ore President Graeme Hunt said the Company was also pleased that the court had ordered the main proceedings must be brought on expeditiously by the unions with the trial expected to be heard by the court within two months.

The Company would mount a vigorous defence during the court proceedings and remains confident that its actions will be found to have been lawful at that time, he said.

"We are pleased that the court has ordered the quick resolution of the matter with an obligation on the unions to put their case expeditiously. The court has granted BHPIO liberty to apply for a discharge of the injunction should the unions fail to do so.

"BHP is resolved to continue down the path of creating a more competitive and dynamic iron ore business in Western Australia. We are particularly encouraged by examples of changed attitudes, behaviours and work practices by many of our employees who have signed individual contracts.

"Since introducing the new working arrangements represented by workplace agreements, there has been major improvement in all parts of our operations. We are committed to maintaining these improvements."

On 16 March, BHP Iron Ore presented the unions with a collective industrial agreement which offers the same terms and conditions as the individual contracts providing their members are prepared to work on the same basis.
The unions have a choice of accepting the same terms and conditions on behalf of the people they represent.

"It's the 'same deal for the same pay' and the terms and conditions would mirror those of individual contracts," Mr Hunt said.

"We are committed to ensuring all Iron Ore employees adopt the new work practices and behaviours demonstrated by those who have signed workplace agreements, whether that is through an individual contract or, as proposed, a collective version of the workplace agreements.

"We have offered the 'same deal for the same pay' and this will bring all our workforce under identical working arrangements."

He urged the unions to ensure the legal process takes its course expeditiously without further disputation.

* * * *

Contact:
MEDIA RELATIONS:                Mandy Frostick, Manager Media Relations
Ph: 61 3 9609 4157
Mob: 61 419 546 245

John Crowley, Senior Public Affairs Officer
Ph: 61 8 9320 4395
Mob: 61 419 849 917

Pierre Hirsch
BHP Investor Relations - San Francisco
Tel: +1 415 774 2030